EXHIBIT 12
COCA-COLA ENTERPRISES, INC.
EARNINGS TO FIXED CHARGES
(in millions; except ratios)

	Third Quarter		First Nine Months
	2012	2011	2012	2011
Computation of Earnings:
Income before income taxes	$284	$306	$713	$787
Add:
Interest expense	26	24	74	65
Amortization of debt premium/discount and expenses	—	—	1	1
Interest portion of rent expense	7	8	21	23
Earnings as adjusted	$317	$338	$809	$876
Computation of Fixed Charges:
Interest expense	$26	$24	$74	$65
Amortization of debt premium/discount and expenses	—	—	1	1
Interest portion of rent expense	7	8	21	23
Fixed charges	$33	$32	$96	$89
Ratio of Earnings to Fixed Charges(A)	9.59	10.66	8.39	9.86
___________________________

(A)	Ratios were calculated prior to rounding to millions.